INTERNACIONAL DE CERAMICA, S.A. DE C.V.
              GENERAL ORDINARY SHAREHOLDERS MEETING



In accordance with the provisions of the Corporate Bylaws, the holders of the Series B Common Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the Company) are hereby called to a General Ordinary Meeting which will be held on April 29, 2003 at 12:20 p.m., Chihuahua time, at Av. Carlos Pacheco #7200, Sector 26, Chihuahua, Chihuahua, Mexico, to act on the following :

                           A G E N D A

I.  Report   of  the  Board  of  Directors  on  the  results   of
     operations of the Company for the period of January 1, 2001 to December 31, 2002.
II. Financial report of the Statutory Auditor of the Company  for the fiscal year ended December 31, 2002.
III.Financial  report of the Audit Committee of the  Company  for the fiscal year ended December 31, 2002.
IV. Presentation  and  approval of Financial Statements  for  the
     fiscal year ended December   31, 2002.
V. Application of the Net Financial Results for the fiscal year ended December 31, 2002.
VI. Report of the Board of Directors regarding the Companys  Own
     Stock Repurchase Reserve.
VII.Determination  of funds to be allocated to the Companys  Own
     Stock Repurchase Reserve.
VIII. Election of members of the Board of Directors entitled to be elected by the Series B Shareholders to serve for the following year in accordance with Corporate Bylaws or until their successors are duly elected, qualified and take office; and the approval of the compensation of all members of the Board of Directors.
IX. Ratification of all actions taken by the Board of Directors during 2002.
X. Designation of Special Delegates to implement and enforce the resolutions adopted at the Meeting.
XI. Drafting, reading, and in event, approval of the minutes of the Meeting.


                                    Chihuahua,    Chih.,    March
12, 2003.


                     OSCAR E. ALMEIDA CHABRE
                      Chairman of the Board


To participate in the Meeting, Series B Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on April 25, 2003. Admission cards will be issued to (i) persons appearing as shareholders of record on the Series B Share register maintained by the Company; (ii) persons who deposit their shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.